SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

PANGAEA LOGISTICS SOLUTIONS, LTD.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6891L 105

(CUSIP Number)

Anthony Laura

c/o Pangaea Logistics Solutions, Ltd.

109 Long Wharf

Newport, Rhode Island 02840

(401) 239 0259

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to

Kirk A. Radke, Esq.

Robert Rizzo, Esq.

Willkie Farr & Gallagher

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

October 14, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6891L 105	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Anthony Laura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

	7	SOLE VOTING POWER 2,335,382*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,335,382*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,335,382*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*The amount reported as beneficially owned by Mr. Laura includes amounts held in two trusts formed for his children.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 1”) amends the Schedule 13D filed on October 14, 2014 (the “Original Schedule 13D”) to correct for some typographical errors. This Amendment No. 1 relates to the common stock, par value $.0001 per share (“Common Shares”), of Pangaea Logistics Solutions, Ltd., a Bermuda company (the “Issuer” or the “Company”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended in its entirety as follows:

The Common Shares held by the Reporting Person were acquired pursuant to the closing of the transactions on October 1, 2014 contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 30, 2014, by and among Quartet Merger Corp. (“Quartet Merger”), Quartet Holdco Ltd., Quartet Merger Sub, Ltd., Pangaea Logistics Solutions Ltd. (formerly known as Bulk Partners (Bermuda) Ltd.) (“Former Pangaea”). Pursuant to such transactions, Mr. Laura acquired 2,335,382 Common Shares, upon conversion of his shares of Former Pangaea in accordance with the terms of the Merger Agreement.

As a Chief Financial Officer, Mr. Laura is involved in making material business decisions regarding the Issuer’s policies and practices and may be involved in the consideration of various proposals considered by the Issuer’s Board of Directors.

Except as discussed above, Mr. Laura does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer’s business or corporate structure, cause any changes in the Issuer’s charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Mr. Laura is the beneficial owner of 2,335,382 Common Shares of the Issuer. Mr. Laura beneficially owns 6.7% of the Issuer’s Common Shares.

In the last 60 days, Mr. Laura has not effected any transactions of the Issuer’s Common Stock, except as described in Item 4 of this Schedule 13D which information is incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2014	/s/ Anthony Laura
Anthony Laura